

December 13, 2022

Kobi Kagan
Chief Financial Officer
ELBIT SYSTEMS LTD
Advanced Technology Center
PO Box 539
Haifa 3100401, Israel

Re: ELBIT SYSTEMS LTD
Form 20-F for the Year Ended December 31, 2021
Response Letter dated December 12, 2022
File No. 000-28998

Dear Kobi Kagan:

We have reviewed your December 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2022 letter.

Response Letter dated December 12, 2022

Note 23. Major Customers and Geographic Information, page F-73

1. We note from your response to our prior comment 5 that the financial information produced by the BU includes a managerial profit and loss, however this information is not used by the CODM for resource allocation. Please explain to us how this information is used by the CODM. Also, please identify for us the financial information that is used by the CODM to allocate resources throughout the Company. Additionally, we note from your website that there is a General Manager for each of the BUs. Please explain to us the roles and responsibilities of these General Managers and tell us how they are compensated. Lastly, please provide us detail on your budgeting process. As part of your response, explain how budgets are prepared, who approves the budget at each step of the

process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

You may contact Claire Erlanger at (202) 551-3301 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing